Exhibit 99.1

NQ Mobile Inc. Provides An Update on the FL Mobile Divestment

BEIJING, Aug. 9, 2016 – NQ Mobile Inc. (“NQ Mobile” or the “Company”), a leading global provider of mobile internet services, today announced an update on the proposed divestment of the Company’s entire stake in FL Mobile Inc., the Company’s majority owned Cayman Islands subsidiary, pursuant to (i) the binding framework agreement announced on August 26, 2015 between the Company and Beijing Jinxin Rongda Investment Management Co. Ltd. (“Beijing Jinxin”), a subsidiary of Tsinghua Holdings Co. Ltd.; and (ii) the share purchase agreement announced on May 17, 2016 among Shenzhen Prince New Materials Co., Ltd., a company listed on the Shenzhen Stock Exchange (stock code: 002735), Dr. Vincent Wenyong Shi, the chairman and chief operating officer of the Company, Beijing Jinxin Hengrui Investment Center (Limited Partnership) (“Jinxin Hengrui”), a limited partnership established in the PRC which Beijing Jinxin is a general partner and Xinjiang NQ Mobile Venture Capital Investment Co., Ltd. (“Xinjiang NQ”), a consolidated affiliated entity of the Company and the direct holder of the Company’s stake in FL Mobile Jiutian Technology Co., Ltd. (“FL Mobile”) (the transactions contemplated thereunder, the “FL Mobile Divestment”).

The Company recently entered into a series of definitive agreements with several investors to dispose a portion of the Company’s stake in FL Mobile, including (i) the sale of 12% of FL Mobile’s equity interests to Xinjiang Yinghe Equity Investment Management Limited Partnership (“Xinjiang Yinghe”) for a consideration of RMB600 million, (ii) the sale of 3.53% of FL Mobile’s equity interests to Nantong Jinxin Haoyue Investment Center (Limited Partnership), an affiliate of Jinxin Hengrui, for a consideration of RMB176.5 million, (iii) the sale of 3% of FL Mobile’s equity interests to Nantong Jinxin Huatong Equity Investment Center (Limited Partnership), an affiliate of Jinxin Hengrui, for a consideration of RMB150 million and (iv) the sale of 1% of FL Mobile’s equity interests to Tibet Zhuohua Capital Management Co., Ltd. for a consideration of RMB50 million.

The Company expects to receive 50% of the total consideration from Xinjiang Yinghe within 60 business days from the date of the agreement, and the remaining 50% of the total consideration will be received by the Company upon satisfaction of certain conditions and the FL Mobile Divestment. With respect to the other three transactions, the Company expects to receive 60% of the total consideration from each investor within 15 business days from the date of the respective agreements, and the remaining 40% by the end of 2016.

The valuation of the entire FL Mobile’s business stays at RMB5 billion – the same as contemplated in previous agreements in FL Mobile Divestment – in all the four transactions. In addition, Xinjiang Yinghe is an affiliate of the management of FL Mobile, thus the transaction between Xinjiang NQ and Xinjiang Yinghe qualifies as a related party transaction and has been approved by the Company’s audit committee.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile internet services. NQ Mobile’s portfolio of offerings includes mobile game publishing platforms, mobile advertising platforms, mobile entertainment applications and platforms, mobile security and productivity applications and other mobile applications. For more information on NQ Mobile, please visit http://www.nq.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

INVESTOR RELATIONS:

NQ Mobile Inc.

Email: investors@nq.com

Phone: +1 469 310 5281

+86 10 6452 2017

Twitter: @NQMobileIR